QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 433
Registration No. 333-146983
October 29, 2007

PRICING TERM SHEET

5.350% Notes due November 15, 2017
Issuer:	The Coca-Cola Company
Security:	5.350% Notes due November 15, 2017
Size:	$1,750,000,000
Maturity Date:	November 15, 2017
Coupon:	5.350%
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2008
Price to Public:	99.851%
Benchmark Treasury:	4.75% due August 15, 2017
Benchmark Treasury Yield:	4.369%
Spread to Benchmark Treasury:	+ 100 bp
Yield:	5.369%
Make-Whole Call:	Treasury plus 15 bp
Expected Settlement Date:	November 1, 2007
CUSIP:	191216AK6
Anticipated Ratings:	Aa3 (Negative Outlook) by Moody's Investors Service, Inc. A+ (Stable Outlook) by Standard & Poor's Ratings Services A+ (Negative Outlook) by Fitch Ratings
Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc.
Co-Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. J.P. Morgan Securities Inc. UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322 or Citigroup Global Markets Inc. toll free at 1-877-858-5407.

QuickLinks

PRICING TERM SHEET